Exhibit (a)(1)(H)

Participate in your company’s stock option exchange program

Dear [NAME],

We are pleased to offer you the opportunity to take part in the International Game Technology Stock Option Exchange Program.

Through this program, you will have the ability to exchange some of your existing stock options for a lesser number of new stock options with a new exercise price and a new vesting schedule.

To participate or learn more about the program, click on https://igt.optionelection.com.  Use your company-provided username and company-provided initial password as described in the Offer to Exchange document and described in an e-mail to you from option.exchange@IGT.com to log on to the Web site.

You have until 5:00 p.m., Pacific time on Tuesday, November 3, 2009, to decide whether you would like to participate.

Thank you for your contributions to the success of International Game Technology. If you need any technical assistance with the Web site, please call 1-800-544-9354, between the hours of 5:00 p.m. Sunday and midnight Friday Eastern time, excluding holidays of the New York Stock Exchange.

Sincerely,

Dave Johnson
Executive Vice President & General Counsel